Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is entered into as of September 30, 2008, by and among Ellie Mae, Inc., a California corporation (“Buyer”), Stewart Lender Services, Inc., a Texas corporation (“Parent”) and Online Documents, Inc., a California corporation (“Seller”) and wholly-owned subsidiary of Parent.

RECITAL

Seller is a provider of technology and services to provide and support the preparation and delivery of electronic mortgage documents including electronic disclosures and loan origination closing packages (the “Business”). Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, substantially all of the assets of the Business on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

In consideration of the mutual agreements, representations, warranties and covenants set forth below, Buyer and Seller agree as follows:

1.	Definitions.

1.1    Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a)     “Affiliate” means with respect to any Person, a Person directly or indirectly controlling or controlled by or under common control with such Person. For the purpose of this definition, the term “control” when used with respect to any Person means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract.

(b)     “Closing” means the consummation of the transactions contemplated hereby.

(c)     “Closing Date” means the date of the Closing.

(d)     “Code” means the Internal Revenue Code of 1986, as amended.

(e)     “Darwin Software” means the application framework consisting of a suite of tools and services that improves the operational workflow and production systems of the Seller which was designed to replace the Legacy Software and adds integrated customer service, accounting, reporting, and order entry and transaction processing components.

(f)     “GAAP” means generally accepted accounting principles of the United States as set forth by the Financial Accounting Standards Board as in effect from time to time.

(g)     “Governmental Authorizations” means the permits, authorizations, consents or approvals of any Governmental Entity which are a condition to the lawful consummation of the transactions contemplated hereby listed on Schedule 1.1(g) to this Agreement.

(h)     “Governmental Entity” means any court, or any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality (domestic or foreign).

(i)     “Knowledge” shall mean the (i) actual knowledge of the employees of Seller and (ii) the actual and constructive knowledge of the officers and directors of Seller and the officers and directors of Parent having responsibility for the Parent oversight of Seller.

(j)     “Legacy Software” means the current production systems that include form creation, form programming, transaction processing and delivery and customer support tools.

(k)     “Lien” means, with respect to any Purchased Asset, any mortgage, pledge, lien, security interest, option, covenant, condition, restriction, encumbrance, charge or other third-party claim of any kind.

(l)     “Material Adverse Effect” with respect to a Person means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations, or prospects of such Person and its Affiliates, taken as a whole.

(m)    “Non-Transferred Employees” shall have the meaning set forth in Section 7.3.

(n)     “Non-Transferred Employee Termination Fees” shall mean documented fees paid by Seller to Non-Transferred Employees for accrued benefits and vacation in connection with the termination of such employees.

(o)     “Person” means an individual, corporation, partnership, limited liability company, association, trust, government or political subdivision or agent or instrumentality thereof, or other entity or organization.

(p)     “Taxes” means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, (i) imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, for which Buyer could become liable as successor to or transferee of the Business or the Purchased Assets or which could become a charge against or Lien on any of the Purchased Assets, which taxes shall include, without limiting the generality of the foregoing, all sales and use taxes, ad valorem taxes, excise taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, real property gains taxes, transfer taxes, payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected, or (ii) any liability for amounts referred to in (i) as a result of any obligations to indemnify another person.

(q)     “Transferred Employees” shall have the meaning set forth in Section 7.1.

2.	Sale and Purchase.

2.1    Transfer of Assets. Subject to the terms and conditions of this Agreement, Seller shall sell, assign, grant, transfer, and deliver (or cause to be sold, assigned, granted, transferred and delivered) to Buyer, and Buyer shall purchase and accept from Seller as of the Closing Date, free and clear of all Liens, all of Seller’s rights, title and interest in and to all of the assets, properties and business, other than the Excluded Assets, owned, held or used in the conduct of the Business by Seller as the same shall exist on the Closing Date (the “Purchased Assets”), including, without limitation:

(a)     the real property lease listed on Schedule 2.1(a);

(b)     all equipment, furniture, supplies and other tangible personal property and leases of and other interests in tangible personal property used in connection with the Business, including, without limitation, the items listed on Schedule 2.1(b);

(c)     all rights under contracts, agreements, leases and other interests in real and personal property, licenses, commitments, sales and purchase orders and other instruments, including, without limitation, the items listed on Schedule 2.1(c) (the “Contracts”);

(d)     all accounts receivable, notes receivable and other receivables (“Accounts Receivables”);

(e)     all prepaid expenses relating to the operation of the Business including, but not limited to Taxes, excluding federal, state, and local corporate taxes on revenues, leases and rentals;

(f)     all copyrights, copyright registrations, proprietary processes, trade secrets, license rights, specifications, technical manuals and data, drawings, inventions, designs, patents, patent applications, trade names, trademarks, service marks, product information and data, know-how and development work in progress, customer lists, software, business and marketing plans and other intellectual or intangible property embodied in or pertaining to the Business, whether pending, applied for or issued, whether filed in the United States or in other countries, including without limitation the items listed in Schedule 2.1(f), together with all associated goodwill;

(g)     all things authored, discovered, developed, made, perfected, improved, designed, engineered, acquired, produced, conceived or first reduced to practice by Seller or any of its employees or agents that are embodied in, derived from or relate to the Business, in any stage of development, including, without limitation, modifications, enhancements, designs, concepts, techniques, methods, ideas, flow charts, coding sheets, notes and all other information relating to the Business;

(h)      any and all design and code documentation, methodologies, processes, trade secrets, copyrights, design information, product information, technology, formulae, routines, engineering specifications, technical manuals and data, drawings, inventions, know-how, techniques, engineering work papers, and notes, development work-in-process, and other proprietary information and materials of any kind relating to, used in, or derived from the Purchased Assets (collectively with subsections (f) and (g), the “Intellectual Property”);

(i)     all permits, authorizations, consents and approvals of any Governmental Entity affecting or relating in any way to the Business, including without limitation, the items listed on Schedule 2.1(i) (the “Permits”);

(j)     all books, records files and papers, whether in hard copy or electronic format, used in the Business, including without limitation, engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present, former and prospective suppliers or customers, personnel and employment records for the Transferred Employees (as defined below), and any information relating to Taxes imposed on the Business or Purchased Assets, excluding federal, state, or local Taxes imposed on the Corporation;

(k)     all computer software programs, data and associated licenses used in connection with the Business; and

(l)     all goodwill associated with the Business or the Purchased Assets, together with the right to represent to third parties that Buyer is the successor to the Business.

2.2    Excluded Assets. Buyer agrees that notwithstanding any provision of Section 2.1 the assets of Seller set forth on Schedule 2.2 (the “Excluded Assets”) shall be excluded from the Purchased Assets.

2.3    Assumed Liabilities. Subject to the terms and conditions of this Agreement, Buyer or an Affiliate of Buyer designated by Buyer agrees, effective as of the Closing Date, to assume the following liabilities (the “Assumed Liabilities”):

(a)     the liabilities set forth on Schedule 2.3(a) to the extent set forth thereon; and

(b)     the liabilities and obligations of Seller or Parent arising under the Contracts, other than the liabilities attributable to any failure by Seller or Parent to comply with the terms thereof on or before the Closing Date (or after the Closing Date with respect to obligations of Seller or Parent that survive assignment of the Contracts).

2.4    Retained Liabilities. Except for those liabilities expressly assumed by Buyer or any Affiliate designated by Buyer pursuant to Section 2.3, Buyer shall not assume and shall not be liable for, and Seller and Parent shall retain and remain solely liable for and obligated to discharge, all of the debts, contracts, agreements, commitments, obligations and other liabilities of any nature whatsoever of Seller and its direct and indirect subsidiaries, whether known or unknown, accrued or not accrued, fixed or contingent, including without limitation, the following (the “Retained Liabilities”):

(a)     Any liability for breaches by Seller or Parent on or prior to the Closing Date of any contract or any other instrument, contract or purchase order or any liability for payments or amounts due under any Contract or any other instrument, contract or purchase order on or prior to the Closing Date;

(b)     Any liability or obligation for Taxes attributable to or imposed upon Seller or Parent, or attributable to or imposed upon the Purchased Assets or the Business for any period (or portion thereof) through the Closing Date, including, without limitation, any Taxes attributable to or arising from the transactions contemplated by this Agreement;

(c)     Any liability or obligation for or in respect of any loan, other indebtedness for money borrowed, or account payable of Seller or any of its direct or indirect subsidiaries, including any such liabilities owed to Affiliates of Seller;

(d)     Any liability or obligation arising as a result of any legal or equitable action or judicial or administrative proceeding initiated at any time, to the extent relating to any action or omission on or prior to the Closing Date by or on behalf of Seller, including, without limitation, any liability for infringement of intellectual property rights, breach of product warranty, injury or death caused by products, or violations of federal or state securities or other laws;

(e)     Any liability or obligation arising on or prior to the Closing Date out of any “employee benefit plan,” as such term is defined by the Employee Retirement Income Security Act of 1974 (“ERISA”) or other employee benefit plans;

(f)     Any liability or obligation for making payments of any kind (including as a result of the sale of Purchased Assets or as a result of the termination of employment by Seller of employees, or other claims arising out of the terms and conditions of employment with Seller, or for vacation or severance pay or otherwise) to employees of Seller or in respect of payroll taxes for employees of Seller, except as set forth on Schedule 2.4(f);

(g)     Any liability of Seller or Parent incurred in connection with the making or performance of this Agreement and the transactions contemplated hereby;

(h)     Any liability of Seller arising out of the violation of or failure to comply with any Environmental Regulations (as hereinafter defined) applicable to any aspect of the Business; and

(i)     Any costs or expenses of Seller or Parent incurred in connection with shutting down, deinstalling and removing equipment not purchased by Buyer, and the costs associated with all contracts and agreements not assumed by Buyer.

2.5    Purchase Price. Subject to the performance by Seller and Parent of all of its obligations under this Agreement (including delivering all documents agreed to be required to be delivered) at the Closing, in consideration of the acquisition of the Purchased Assets under Section 2.1, Buyer agrees (a) to assume the Assumed Liabilities, (b) pay Seller an amount equal to two-thirds (66-2/3%) of any collected Accounts Receivables on the 15th day of each month following the date on which such Accounts Receivables are collected by Buyer, (c) to pay Parent (subject to adjustment for Undisclosed Liabilities and Damages) the Revenue Share as described in Section 6.10, and (d) to pay Seller up to a maximum $80,000 for Non-Transferred Employee Termination Fees.

Buyer shall use its reasonable efforts to collect the Accounts Receivable and Buyer shall deliver to Parent on a monthly basis a status of Accounts Receivable and related collection efforts, including any reserves for doubtful accounts. Additionally, Parent or its agents or representatives may conduct on an annual basis only onsite and/or offsite audits of Buyer’s or its applicable Affiliates, business, operations, books, and records to determine whether Buyer is in compliance with the terms and conditions of Section 2.5 of this Agreement. Each such audit shall be conducted during reasonable business hours, for a reasonable duration and upon reasonable advance written notice to Buyer, and at Parent’s expense.

2.6    Allocation of Purchase Price. Buyer shall within 90 days after the Closing provide Seller with a schedule showing the allocation of the Purchase Price (and any other relevant items) among the Purchased Assets. Seller and Buyer shall file all tax returns and reports consistent with such allocation. If any Tax authority challenges such allocation, the party receiving notice of such challenge shall give the other prompt written notice thereof and the parties shall cooperate in order to preserve the effectiveness of such allocation.

3.	Closing.

3.1     Closing. Subject to the terms and conditions of this Agreement, the Closing shall take place on September 30, 2008 or such date as the parties may agree (the “Closing Date”).

3.2     Actions at the Closing. At the Closing, Seller shall deliver the Purchased Assets to Buyer and Buyer, Seller and Parent shall take such actions and execute and deliver such agreements, bills of sale, and other instruments and documents as reasonably required to effect the transactions contemplated by this Agreement in accordance with its terms, including without limitation the following:

(a)     Bill of Sale; Assignment and Assumption Agreement. Seller shall deliver to Buyer a general Bill of Sale substantially in the form attached as

Exhibit B and with respect to the Contracts and the Intellectual Property, an Assignment and Assumption Agreement substantially in the form attached as Exhibit C (the “Transfer Documents”) executed by Seller, and in the aggregate assigning to Buyer all of Seller’s right, title and interest in and to the Purchased Assets. Buyer may designate one or more of its Affiliates as the recipient of certain of the Purchased Assets, and as the party to assume certain of the Assumed Liabilities, in which case Seller shall transfer such Purchased Assets and Assumed Liabilities to Buyer or the Affiliate(s) designated by Buyer pursuant to such Transfer Documents.

(b)      Third Party Consents and Assignments. Seller shall deliver to Buyer those Required Consents which Seller has received prior to the Closing Date duly executed by parties having the authority to so assign or consent to assign, in form and substance as Buyer and Seller have previously agreed.

(c)     Seller Documents. At the Closing, Seller and Parent shall deliver to Buyer those documents specified herein required to be delivered at Closing and any other closing documents reasonably requested by Buyer.

(d)     Buyer Documents. At the Closing, Buyer shall deliver to Seller those documents specified herein required to be delivered at the Closing and any other closing documents reasonably requested by Seller.

3.3    Actions Post- Closing. As soon as practicable following the Closing, Seller shall use commercially reasonable efforts to deliver the remaining Required Consents duly executed by parties having the authority to so assign or consent to assign, in form and substance as Buyer and Seller have previously agreed.

4.     Representations and Warranties of Seller and Parent. Each representation and warranty set forth below is qualified by any exception or disclosures set forth in the representation and warranty below or in the Seller Disclosure Schedule attached hereto, which exceptions specifically reference the Section(s) to be qualified. In all other respects, each representation and warranty set out in this Section 4 is not qualified in any way whatsoever, will not merge on Closing or by reason of the execution and delivery of any agreement, document or instrument at the Closing, will remain in force on and after the Closing Date, is given with the intention that liability is not confined to breaches discovered before Closing, is separate and independent and is not limited by reference to any other representation or warranty or any other provision of this Agreement, and is made and given with the intention of inducing the parties to enter into this Agreement. Each of Seller and Parent represents and warrants to Buyer as follows:

4.1    Organization, Standing and Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Seller has the requisite corporate power and authority and all necessary permits, authorizations, consents, and approvals of all Governmental Entities to own, lease and operate its properties and to carry on the Business as now being conducted and as proposed to be conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material

Adverse Effect on the Business. Seller is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect on the Business. Seller’s foreign qualifications are set forth on Schedule 4.1.

4.2    Authority. The execution and delivery of this Agreement (and all other agreements and instruments contemplated under this Agreement) by Seller and Parent, the performance by Seller and Parent of each of their obligations hereunder and thereunder, and the consummation by Seller and Parent of the transactions contemplated hereby and thereby have been duly authorized by all necessary action by the Board of Directors and shareholders of Seller and Parent, and no other act or proceeding on the part of or on behalf of Seller or Parent is necessary to approve the execution and delivery of this Agreement and such other agreements and instruments, the performance by Seller and Parent of their obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. The signatory officers of Seller and Parent have the power and authority to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Seller and Parent pursuant hereto, to consummate the transactions hereby and thereby contemplated and to take all other actions required to be taken by Seller and Parent pursuant to the provisions hereof and thereof.

4.3    Execution and Binding Effect. This Agreement has been duly and validly executed and delivered by Seller and Parent and constitutes, and the other agreements and instruments to be executed and delivered by Seller and Parent pursuant hereto, upon their execution and delivery by Seller and Parent, will constitute (assuming, in each case, the due and valid authorization, execution and delivery thereof by Buyer), legal, valid and binding agreements of Seller and Parent, enforceable against Seller and Parent in accordance with their respective terms.

4.4    Consents and Approvals of Governmental Entities. Other than the Governmental Authorizations there is no requirement applicable to Seller or Parent to make any filing, declaration or registration with, or to obtain any permit, authorization, consent or approval of, any Governmental Entity as a condition to the lawful consummation by Seller or Parent of the transactions contemplated by this Agreement and the other agreements and instruments to be executed and delivered by Seller or Parent pursuant hereto or the consummation by Seller or Parent of the transactions contemplated herein or therein.

4.5    No Violation. Neither the execution, delivery and performance of this Agreement and all of the other agreements and instruments to be executed and delivered pursuant hereto, nor the consummation of the transactions contemplated hereby or thereby, will, with or without the passage of time or the delivery of notice or both, (a) conflict with, violate or result in any breach of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of Seller, (b) to the Knowledge of Seller or Parent,

conflict with or result in a violation or breach of, or constitute a default or require consent of any Person (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract, notice, bond, mortgage, indenture, license, franchise, permit, agreement, lease or other instrument or obligation to which Seller is a party or by which Seller or any of the Purchased Assets may be bound, (c) to the Knowledge of Seller or Parent, violate any statute, ordinance or law or any rule, regulation, order, writ, injunction or decree of any Governmental Entity applicable to Seller or by which any properties or assets of Seller may be bound, or (d) result in any cancellation of, or obligation to repay, any grant, loan or other financial assistance received by Seller from any Governmental Entity. No “bulk sales” legislation applies to the transactions contemplated by this Agreement.

4.6    Consents. Schedule 4.6 sets forth each agreement, contract or other instrument binding upon Seller which by the terms thereof require a consent as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except such consents as would not, individually or in the aggregate, have a Material Adverse Effect if not received by the Closing Date (each a “Required Consent”).

4.7    Financial Information. Seller has delivered to Buyer a balance sheet for the Business at August 31, 2008 (the “August Balance Sheet”), a copy of which is set forth in the Seller Disclosure Schedule as Schedule 4.7. The monetary amounts for the accounts included in the August Balance Sheet were prepared in accordance with GAAP, consistently applied. The August Balance Sheet accurately and correctly discloses the amounts of the Purchased Assets as of the Closing Date. Seller has delivered to Buyer copies of its statements of income for the Business for 2008 fiscal year through July 2008 and the fiscal year ended 2007 (together with the August Balance Sheet, the “Financial Statements”). The Financial Statements have been prepared consistently for all periods presented, and revenues presented on the Financial Statements have been recognized in accordance with GAAP, consistently applied. The Financial Statements present fairly the financial condition, operating results and cash flows of the Business as of the dates and during the periods indicated therein, subject to normal year-end adjustments, which will not be material in amount or significance.

4.8    No Undisclosed Liabilities. To the Knowledge of Seller or Parent, Seller does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type whether accrued, absolute, contingent, matured, unmatured or other (whether or not required by GAAP to be reflected in the Financial Statements) which (i) has not been reflected in the August Balance Sheet, or (ii) has not arisen in the ordinary course of Seller’s business since the date of the August Balance Sheet (an “Undisclosed Liability”).

4.9    Absence of Certain Changes. Since the date of the August Balance Sheet and except as set forth on Schedule 4.9, Seller has conducted the Business in the ordinary course consistent with past practice and Seller:

(a)     has not created, incurred or assumed (i) any borrowings under capital leases or (ii) any obligation which in any material way affects the Business, the Purchased Assets, or Buyer’s ability to conduct the Business in substantially the same manner and condition as conducted by Seller on the date of this Agreement;

(b)     has not changed in any manner the compensation of, or agreed to provide additional benefits to, or enter into any employment agreement with, any Employee (as hereinafter defined);

(c)     has maintained insurance coverage in amounts adequate to cover the reasonably anticipated risks of the business conducted with the Purchased Assets excluding the Darwin Software;

(d)     has not acquired or agreed to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business.

(e)     has not sold, disposed of, or encumbered any of the Purchased Assets or licensed any Purchased Assets to any Person except in the normal course of business consistent with past practice;

(f)      has not engaged in any special promotion which promotes the sale of products or services with highly discounted terms;

(g)     has not entered into any agreements or commitments relating to the Business conducted with the Purchased Assets, except on commercially reasonable terms in the ordinary course of business;

(h)     has complied in all material respects with all laws and regulations applicable to the Business;

(i)      has not entered into any agreement with any third party for the distribution of any of the Purchased Assets;

(j)      has not changed or announced any change to the products or services sold by the Business except with Buyer’s written consent or at Buyer’s request;

(k)     has not expanded the use of the Purchased Assets within the organization of Seller;

(l)      has not violated, amended, or otherwise changed in any material respect the terms of any of the Contracts;

(m)    has not commenced a lawsuit related to or involving the Purchased Assets other than for the routine collection of bills; or

(n)     has not assigned, sold or otherwise conveyed to any third party, any of its accounts receivable prior to the Closing Date; or

(o)     made any agreement to do any of the foregoing.

4.10  Assets Generally.

(a)     The Purchased Assets (excluding the Darwin Software) and Excluded Assets include all properties, tangible and intangible, currently used by Seller in operating the Business and necessary for Buyer to operate the Business after the Closing Date in a manner substantially equivalent to the manner in which Seller has operated the Business prior to and through the Closing Date. Other than the Required Consents and the Governmental Approvals, no licenses or other consents from, or payments to, any other Person are or will be necessary for Buyer to operate the Business and use the Purchased Assets in the manner in which Seller has operated the same.

(b)     Seller holds good and valid title, license to or leasehold interest in all of the Purchased Assets and subject to Required Consents has the complete and unrestricted power and the unqualified right to sell, assign and deliver the Purchased Assets to Buyer. Upon consummation of the transactions contemplated by this Agreement, Buyer will acquire good and valid title, license or leasehold interest to the Purchased Assets free and clear of any Liens and there exists no restriction on the use or transfer of the Purchased Assets, except as may be assumed hereunder by Buyer as an Assumed Liability or pursuant to Required Consents. No Person other than Seller has any right or interest in the Purchased Assets, including the right to grant interests in the Purchased Assets to third parties, except for Purchased Assets licensed or leased from third parties which are set forth in the Seller Disclosure Schedule and identified as such or the contractual interest of the other parties to a Contract.

(c)     Except as set forth in the Seller Disclosure Schedule, none of the Purchased Assets that constitute tangible personal property is held under any lease, security agreement, conditional sales contract, lien, or other title retention or security arrangement.

(d)     Except as provided in this Agreement or Seller’s Disclosure Schedules, no restrictions will exist on Buyer’s right to sell, resell, license or sublicense any of the Purchased Assets or engage in the Business, nor will any such restrictions be imposed on Buyer as a consequence of the transactions contemplated by this Agreement or by any agreement referenced in this Agreement.

(e)     Excepts as set forth in this Agreement or Seller’s Disclosure Schedules, there are no developments affecting any of the Purchased Assets pending or, to the Knowledge of Seller or Parent threatened, which might materially detract from the value of such Purchase Assets, materially interfere with any present or intended use of any such Purchased Assets or have a Material Adverse Effect on the marketability of the Purchased Assets.

4.11  Intellectual Property.

(a)     The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby (including without limitation the continued conduct by Buyer after the Closing Date of the Business as presently conducted by Seller) will not breach, violate or conflict with any instrument or agreement governing any intellectual property necessary or required for, or used in, the conduct of the Business as presently conducted and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any such Intellectual Property or in any material way impair the right of Buyer or any of its Affiliates to use, sell, license or dispose of, or to bring any action for the infringement of, any such intellectual property or portion thereof.

(b)     Neither the development, manufacture, marketing, license, sale or use of any product or intellectual property currently licensed, used or sold by Seller or currently under development violates or will violate any license or agreement to which Seller is a party or infringes or will infringe any copyright, patent, trademark, service mark, trade secret or other intellectual property or other proprietary right of any other party. All registered trademarks, service marks, patents and copyrights held by Seller are valid and subsisting. There is no pending or to the Knowledge of Seller and Parent threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Purchased Assets (including without limitation the Intellectual Property) necessary or required for, or used in, the conduct of the business of Seller as presently conducted nor is there any basis for any such claim, nor has Seller received any notice asserting that any such Purchased Asset (including without limitation the Intellectual Property) or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor is there any basis for any such assertion. To the Knowledge of Seller and Parent, there is no material unauthorized use, infringement or misappropriation on the part of any third party of the Purchased Assets (including without limitation the Intellectual Property).

(c)     Seller has taken reasonable steps (including, without limitation, entering into confidentiality and non-disclosure agreements with all officers and employees of and consultants to Seller with access to or knowledge of the Purchased Assets (including without limitation the Intellectual Property) to maintain the secrecy and confidentiality of, and its proprietary rights in, the Purchased Assets (including without limitation the Intellectual Property) necessary or required for, or used in, the conduct of the business of Seller as presently conducted. The Seller Disclosure Schedule contains a complete and accurate list of all applications, filings and other formal actions made or taken pursuant to federal, state, local and foreign laws by Seller to perfect or protect its interest in the Purchased Assets, including, without limitation, all patents, patent applications, trademarks, trademark applications, service marks and copyright or mask work registrations.

(d)     All fees to maintain Seller’s rights in the Intellectual Property, including, without limitation, patent and trademark registration and prosecution fees and all professional fees in connection therewith pertaining to the Intellectual Property due and payable on or before the Closing Date, have been paid by Seller or will be paid by Seller within a reasonable period after the Closing.

4.12  Warranties and Indemnities. The Seller Disclosure Schedule sets forth Contracts which include all warranties and indemnities relating to products sold or services rendered by Seller, and no warranty or indemnity has been given by Seller which is not included in the Contracts listed on the Seller Disclosure Schedule or which differs therefrom in any material respect. Except as set forth on Schedule 4.12, Seller is in compliance with all warranties described in the Seller Disclosure Schedule. The Seller Disclosure Schedule also indicates all warranty and indemnity claims currently pending against Seller.

4.13  Real Property.

(a)     Schedule 2.1(a) sets forth a list of all real property currently owned or leased by Seller and which relates to the Business, and in the case of any leases, the name of the lessor, the date of the lease and each amendment thereto and the aggregate annual rental and/or other fees payable under any such lease. All such leases are in full force and effect. All such current leases are valid and effective in accordance with their respective terms against Seller and the other party thereto. Seller has delivered to Buyer a true, correct and complete copy of each lease identified on Schedule 2.1(a). The premises or property described in said leases are presently occupied or used by Seller as lessee under the terms of said leases. Seller is the legal and equitable owner and holder of the leasehold interest in each such lease. Seller has all right, title and interest of the lessee under the terms of said leases, free of all Liens. Seller is not in default under any such leases (and has not caused an event which with notice or lapse of time, or both, would constitute a default), and to the Knowledge of Seller and Parent, the other party thereto is not in default (and has not caused an event which with notice or lapse of time, or both, would constitute a default) under any such leases. There is no requirement in any lease to make any improvements, restorations or other capital expenditures in connection with any such lease.

4.14  Accounts Receivable. All accounts receivable, notes receivable and other receivables included in the Purchased Assets are valid, genuine and to the Knowledge of Seller and Parent, fully collectible in the aggregate amount thereof, subject to normal and customary trade discounts less any reserves for doubtful accounts recorded on the August Balance Sheet. All accounts, notes receivable, and other receivables arising out of or relating to the Business on August 31, 2008 have been included in the August Balance Sheet. Schedule 4.14 sets forth a list of all Accounts Receivable of Seller as of the Closing.

4.15  Licenses and Permits. Seller holds all consents, approvals, registrations, certifications, authorizations, permits and licenses of, and has made all filings with, or notifications to, all Governmental Entities pursuant to applicable requirements of all federal, state, local and foreign laws, ordinances, governmental rules or regulations applicable to the business, including, but not limited to, all such laws, ordinances, governmental rules or regulations relating to registration of the products of the Business (at their current level of development and use) and certification of the facilities of the Business. The Business is in compliance with all federal, state, local and foreign laws, ordinances, governmental rules and regulations relating to the products manufactured by the Business or otherwise related to the Business and Seller has no reason to believe that any consents, approvals, authorizations, registrations, certifications, permits, filings or notifications that it has received or made to operate the Business are invalid or have been or are being suspended, canceled, revoked or questioned. There is no investigation or inquiry to which Seller is a party or, to Seller’s or Parent’s knowledge, pending or threatened, relating to the Business and its compliance with applicable foreign, state, local or foreign laws, ordinances, governmental rules or regulations. Each such consent, approval, registration, certification, authorization, permit or license related to the Purchased Assets is transferable and shall be transferred to Buyer in accordance with the terms of this Agreement.

4.16  Employees.

(a)     Schedule 4.16(a) sets forth the names of all of the Transferred Employees. All employees, consultants, and officers of Seller that have access to the Purchased Assets are parties to a written agreement (a “Confidentiality Agreement”), under which each such person or entity (i) is obligated to disclose and transfer to Seller, without the receipt by such person of any additional value therefor (other than normal salary or fees for consulting services), all inventions, developments and discoveries which, during the period of employment with or performance of services for Seller, he or she makes or conceives of either solely or jointly with others, that relate to any subject matter with which his or her work for Seller may be concerned, or relate to or are connected with the Business, products or projects of Seller, or involve the use of the time, material or facilities of Seller, and (ii) is obligated to maintain the confidentiality of proprietary information of Seller. None of Seller’s employees, consultants, officers or directors is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would conflict with their obligation to promote the interests of Seller with regard to the Business or the Purchased Assets or that would conflict with the Business or the Purchased Assets. Neither the execution nor the delivery of this Agreement, nor the carrying on of the Business by the Transferred Employees, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any Transferred Employee is obligated. It is currently not necessary nor will it be necessary for Seller to utilize in the Business any inventions of any of such persons or entities (or people it currently intends to hire) made or owned prior to their employment by or affiliation with Seller, nor is it or will it be necessary to utilize any other assets or rights of any such persons or entities (or people it currently intends to hire) made or owned prior to their employment with or engagement by Seller, in violation of any registered patents, trade names, trademarks or copyrights or any other limitations or restrictions to which any such persons or entity is a party or to which any of such assets or rights may be subject. To Seller’s or Parent’s knowledge, none of Seller’s employees, consultants, officers, directors or shareholders that has had knowledge or access to information relating to the Purchased Assets has taken, removed or made use of any proprietary documentation, manuals, products, materials, or any other tangible item from his or her previous employer relating to the Purchased Assets by such previous employer which has resulted in Seller’s access to or use of such proprietary items included in the Purchased

Assets, and Seller will not gain access to or make use of any such proprietary items in the Business, except to the extent that any such activities would not have a material adverse effect on the Purchased Assets or the Business.

(b)     Except for the Confidentiality Agreements and agreements set forth on Schedule 4.16(b), there are no written or oral contracts of employment between Seller and any Transferred Employee.

(c)     Seller is not a party to a collective bargaining agreement with any trade union, Seller’s employees are not members of a trade union certified as a bargaining agent with Seller and no proceedings to implement any such collective bargaining agreement or certifications are pending.

4.17  Employee Benefit and Compensation Plans. Except as set forth on Schedule 4.17, Buyer will incur no liability with respect to, or on account of, and Seller will retain any liability for, and on account of, any employee benefit plan of Seller, any of its Affiliates or any predecessor employer of any employee, including, but not limited to, liabilities Seller may have to such employees under all employee benefit schemes, incentive compensation plans, bonus plans, sales commissions, pension and retirement plans, vacation, profit-sharing plans (including any profit-sharing plan with a cash-or-deferred arrangement), share purchase and option plans, savings and similar plans, medical, dental, travel, accident, life, disability and other insurance and other plans or arrangements, whether written or oral and whether “qualified” or “non-qualified,” or to any employee as a result of termination of employment by Seller as contemplated by this Agreement. Seller has not, with respect to any Transferred Employee, maintained or contributed to, or been obligated or required to contribute to, any retirement or pension plan or any employee benefit plan except for a qualified salary deferral plan (401k). Seller is not a party to any collective bargaining agreement covering any employee and Seller knows of no effort to organize any such employee as a part of any collective bargaining unit. Seller has complied with all of its obligations (including obligations to make contributions) in respect of the pension funds of which its employees are members, there is no outstanding liability of Seller or any of its Affiliates to any such funds and all such funds are fully funded to meet all potential claims for benefits by any and all such employees and any former employee.

4.18  Taxes. All Taxes required to be paid by Seller or on Seller’s behalf on or before the Closing Date have been or will be paid by Seller for all periods (or portions thereof) prior to and including the Closing Date. Seller and any other person required to file returns or reports of Taxes have duly and timely filed (or will file prior to the Closing Date) all returns and reports of Taxes required to be filed prior to such date, and all such returns and reports are true, correct, and complete. There are no liens for Taxes on any of the Purchased Assets. Seller has complied with all record keeping and tax reporting obligations relating to income and employment taxes due with respect to compensation paid to Transferred employees or independent contractors providing services to the Business. Seller is not a “foreign person” within the meaning of Section 1445(f)(3) of the Code. There are no pending or, to the Knowledge of Seller or Parent, threatened proceedings with respect to Taxes, and there are no outstanding waivers or extensions of statutes of limitations with respect to assessments of Taxes related to the Purchased Assets. No agreement or arrangement regarding compensation of any employee providing services to the Business provides for any payments which could result in a nondeductible expense to Buyer pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code.

4.19  Compliance with Law. The operation of the Business has been conducted in all material respects in accordance with all applicable laws, regulations and other requirements of Governmental Entities having jurisdiction over the same.

4.20  Environmental Matters.

(a)     Definitions. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

(i)     “Environmental Conditions” shall mean any environmental contamination or pollution or threatened contamination or pollution of, or the Release or threatened Release of Hazardous Materials into, the surface water, groundwater, surface soil, subsurface soil, air and land.

(ii)     “Environmental Laws” shall mean all federal, regional, state, county or local laws, statutes, ordinances, decisional law, rules, regulations, codes, orders, decrees, directives and judgments relating to public health or safety, pollution, damage to or protection of the environment, Environmental Conditions, Releases or threatened Releases of Hazardous Materials into the environment or the use, manufacture, processing, distribution, treatment, storage, generation, disposal, transport or handling of Hazardous Materials, whether existing in the past or present or hereafter enacted, rendered, adopted or promulgated. Environmental Laws shall include, but are not limited to, the following laws, and the regulations promulgated thereunder, as the same may be amended from time to time: the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. 9601 et seq.) (“CERCLA”); the Resource Conservation and Recovery Act (42 U.S.C. 6901 et seq.) (“RCRA”); the Clean Air Act (42 U.S.C. 7401 et seq.); the Clean Water Act (33 U.S.C. 1251 et seq.); and state environmental laws.

(iii)     “Environmental Permits” shall mean all permits, authorizations, registrations, certificates, licenses, approvals or consents required under or issued by any Governmental Entity pursuant to Environmental Laws.

(iv)     “Former Facilities” shall mean any plants, offices, land, manufacturing or other facilities formerly owned, operated, leased, managed, used, controlled or occupied by Seller in connection with the Business.

(v)     “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste and any pollutant or contaminant, or infectious or radioactive substance or material, or any substances, materials and wastes defined or regulated under any Environmental Laws, including without limitation, petroleum, polychlorinated byphenyls and urea formaldehyde.

(vi)     “Release” shall mean any intentional or unintentional release, discharge, spill, leaking, pumping, pouring, emitting, emptying, injection, disposal or dumping.

(b)     Seller represents and warrants:

(i)     Permits. Seller possesses all Environmental Permits necessary in order to conduct the Business as it is now being conducted. Each Environmental Permit issued to Seller is in full force and effect. Seller is in compliance with all requirements, terms and provisions of the Environmental Permits issued to Seller and relating to the Business, and has filed on a timely basis (and updated as required) all reports, notices, applications or other documents required to be filed pursuant to the Environmental Permits. Schedule 4.20(b)(i) lists all of the Environmental Permits relating to the Business which have been issued to or are held by Seller which by their terms or by operation of law will expire or otherwise become ineffective on or before the Closing Date or within sixty (60) days thereafter. Seller shall take all necessary actions to have such Environmental Permits renewed or reissued to Seller prior to the Closing Date so as to allow Buyer to continue the Business without interruption after the Closing Date.

(ii)     Compliance With Environmental Laws. The Business is, and at all times has been, in compliance with all Environmental Permits and Environmental Laws applicable to the Business.

(iii)     Reports, Disclosures and Notifications. If required, Seller has filed on a timely basis (and updated as required) all reports, disclosures, notifications, applications, pollution prevention, stormwater prevention or discharge prevention or response plans or other emergency or contingency plans required to be filed under Environmental Laws applicable to the Business, including without limitation, Title III of the Superfund Amendments and Reauthorization Act, 42 U.S.C. §11001 et seq. Schedule 4.20(b)(iii) lists all such reports, disclosures, notifications, applications and plans filed by Seller under Environmental Laws. All such reports, disclosures, notifications, applications and plans are true, accurate and complete.

(iv)     Notices. Seller has not received any notice that any of the Purchased Assets or Former Facilities: (i) is in violation of the requirements of any Environmental Permit or Environmental Laws; (ii) is the subject of any suit, claim, proceeding, demand, order, investigation or request or demand for information arising under any Environmental Permit or Environment Laws; or (iii) has actual or potential liability under any Environmental Laws, including without limitation CERCLA, RCRA, or any comparable state or local Environmental Laws.

(v)     No Reporting or Remediation Obligations. There are no Environmental Conditions or other facts, circumstances or activities arising out of or relating to the Business, or the use, operation or occupancy by Seller of the Purchased Assets to the Knowledge of Seller or Parent after reasonable inquiry, that result or reasonably could be expected to result in (A) any obligation of Seller to file any report or notice, to conduct any investigation, sampling or monitoring or to effect any environmental cleanup or remediation, whether onsite or offsite; or (B) liability, either to Governmental Entities or third parties, for damages (whether to persons, property or natural resources), cleanup costs or remedial costs of any kind or nature whatsoever.

(vi)     Liens and Encumbrance. No federal, state, local or municipal governmental agency or authority has obtained or asserted an encumbrance or lien upon the Purchased Assets to the Knowledge of Seller or Parent after reasonable inquiry as a result of any Release, use or cleanup of any Hazardous Material for which Seller is legally responsible, nor has any such Release, use or cleanup occurred which could result in the assertion or creation of such a lien or encumbrance.

(vii)    Storage Transport or Disposal of Hazardous Materials.

(1)     There is not now nor has there ever been located on any of the Purchased Assets any areas or vessels used or intended for the treatment, storage or disposal of Hazardous Materials, including, but not limited to, drum storage areas, surface impoundments, incinerators, landfills, tanks, lagoons, ponds, waste piles or deep well injunction systems.

(2)     Seller, in connection with the Business, has not transported for, or arranged for the transportation of, storage, treatment or disposal, by contract, agreement or otherwise, or arranged for the transportation, storage, treatment or disposal of any Hazardous Material at or to any location including, without limitation, any location used for the treatment, storage or disposal of Hazardous Materials.

(viii)  Future Laws. To the Knowledge of Seller or Parent, there are no Environmental Laws currently enacted or promulgated, but as to which compliance is not yet required, that would require Seller or Buyer to take any action with regard to the Purchased Assets within three (3) years from the Closing Date in order to bring the Business as presently conducted into compliance with such Environmental Laws.

4.21  Material Contracts.

(a)     Schedule 4.21 contains a list of all Contracts which are material to the Business (“Material Contracts”). “Material Contracts” shall include, without limitation, the following and shall be categorized in the Seller Disclosure Schedule as follows:

(i)     each Contract (other than routine purchase orders given and pricing quotes received in the ordinary course of the Business and covering a period of less than one year) for the purchase of inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services to the Business under the terms of which Seller, on behalf of the Business: (A) paid or otherwise gave consideration of more than $10,000 in the aggregate during the fiscal year ended 2007, (B) is likely to pay or otherwise give consideration of more than $10,000 in the aggregate during the fiscal year ended 2008, (C) is likely to pay or otherwise give consideration of more than $20,000 in the aggregate over the remaining term of such contract or (D) cannot be canceled without penalty or further payment of less than $5,000;

(ii)     each customer contract and agreement of the Business (other than routine purchase orders, pricing quotes with open acceptance and other tender bids, in each case, entered into in the ordinary course of business and covering a period of less than one year) which (A) involved consideration of more than $10,000 in the aggregate during the fiscal year ended 2007, (B) is likely to involve consideration of more than $10,000 in the aggregate during the fiscal year ended 2008, (C) is likely to involve consideration of more than $20,000 in the aggregate over the remaining term of the contract or (D) cannot be canceled without penalty or further payment of less than $5,000;

(iii)     (A) all distributor, manufacturer’s representative, broker, franchise, agency and dealer contracts and agreements of the Business and (B) all sales promotion, market research, marketing and advertising contracts and agreements of the Business which: (1) involved consideration of more than $10,000 in the aggregate during the fiscal year ended 2007 or (2) are likely to involve consideration of more than $10,000 in the aggregate during the fiscal year ended 2008 or (3) are likely to involve consideration of more than $20,000 in the aggregate over the remaining term of the contract;

(iv)     all management contracts with independent contractors or consultants (or similar arrangements) of the Business and which (A) involved consideration or more than $10,000 in the aggregate during the fiscal year ended 2007, (B) are likely to involve consideration of more than $10,000 in the aggregate during the fiscal year ended 2008, or (C) are likely to involve consideration of more than $20,000 in the aggregate over the remaining term of the contract;

(v)     all contracts and agreements (excluding routine checking account overdraft agreements involving petty cash amounts) under which the Business has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness or under which the Business has imposed (or may impose) a security interest or lien on any of its assets, whether tangible or intangible, to secure indebtedness;

(vi)     all contracts and agreements that limit the ability of any Person related to the Business, or any of its affiliates, to compete in any line of business or with any person or in any geographic area or during any period of time, or to solicit any customer or client;

(vii)    all Contracts pursuant to which the Business has agreed to license products or services to a customer at specified prices, whether directly or through a specific reseller; and

(viii)   all other Contracts (A) which are material to the Business or (B) the absence of which would have a Material Adverse Effect on the Business, or (C) which are believed by Seller to be of unique value even though not material to the Business.

(b)     Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Business, each license and each Material Contract is a legal, valid and binding agreement, and none of the Material Contracts is in default by its terms or has been canceled by the other party; Seller is not in receipt of any claim of default under any such agreement; and Seller does not anticipate any termination or change to, or receipt of a proposal with respect to, any such agreement as a result of the transactions contemplated hereby. Seller has furnished Buyer with true and complete copies of all such agreements together with all amendments, waivers or other changes thereto.

4.22  Products. Except as set forth on Schedule 4.22, each of the products and services produced, sold or provided by Seller in connection with the Business is, and at all times has been, in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations and is, and at all relevant times has been, fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made in connection with the sale of such product or service. There is no defect with respect to any of such products or services, and, except for the Darwin Software, each of such products and services functions substantially in the manner for which it was designed and in compliance with current industry practice with respect to its contents and use.

4.23  Litigation; Other Claims.

(a)     Except as set forth on Schedule 4.23, there are no claims, actions, suits, proceedings, or investigations against Seller, or any of its officers, directors or shareholders, relating to the Business, the Purchased Assets or Seller’s employees which are currently pending or to the Knowledge of Parent or Seller, threatened, at law or in equity or before or by any Governmental Entity, or which challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby, nor is Parent or Seller aware of any basis for such claims, actions, suits, inquiries, proceedings, or investigations; and to the Knowledge of Parent or Seller, no Governmental Entity has at any time challenged or questioned the legal right of Seller to offer or sell any of its products or services in the present manner or style thereof.

(b)     To the Knowledge of Parent or Seller, there are no grievance or arbitration proceedings pending or threatened, and there are no actual or threatened strikes or work stoppages with respect to the Business, the Purchased Assets or Seller’s employees, nor is Parent or Seller aware of any basis for such proceedings or events.

4.24  Defaults. Seller is not in default under or with respect to any judgment, order, writ, injunction or decree of any court or any Governmental Entity which could reasonably be expected to have a Material Adverse Effect on the Business or any of the Purchased Assets. There does not exist any default by Seller or to the Knowledge of Parent or Seller, by any other Person, or event that, with notice or lapse of time, or both, would constitute a default under any agreement entered into by Seller as part of the operations of the Business which could reasonably be expected to have a Material and Adverse Effect on the Business or the Purchased Assets, and no notices of breach thereof have been received by Seller.

4.25  Schedules. The schedules describing the Purchased Assets are complete and accurate and, together with the Excluded Assets, describe the assets in the possession of, or, excluding the Darwin Software, used by Seller in connection with the Business. The property listed in such Schedules and the Excluded Assets constitute all of the tangible and intangible property necessary for the conduct by Seller of the Business.

4.26  Full Disclosure. With the exception of the Darwin Software and industry issues, Seller is not aware of any facts pertaining to the Purchased Assets which affect the Business or the Purchased Assets in a materially adverse manner or which will in the future affect the Business or the Purchased Assets in a materially adverse manner. Neither this Agreement nor any other agreement, exhibit, schedule or officer’s certificate being entered into or delivered pursuant to this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained in such document not misleading.

4.27  Brokers and Finders. Neither Seller nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fee, commission or finder’s fee in connection with the transactions contemplated by this Agreement.

4.28  No Fraudulent Conveyance. The transactions contemplated in this Agreement or any agreements referenced in this Agreement will not constitute a fraudulent conveyance, or otherwise give rise to any right of any creditor of Seller to any of the Purchased Assets after the Closing.

4.29  Insurance. The Seller Disclosure Schedule lists all insurance policies and fidelity bonds covering the Purchased Assets. There is no claim by Seller pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies and bonds. All premiums due and payable under all such policies and bonds have been paid and Seller is otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). To the Knowledge of Parent or Seller, there is no threatened termination of, or material premium increase with respect to, any of such policies.

5.     Representations and Warranties of Buyer. Buyer represents and warrants to Seller and Parent as follows:

5.1      Organization. Buyer is a corporation duly formed and validly existing under the laws of California, and has full corporate power and authority and the legal right to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, and to consummate the transactions contemplated hereby and thereby.

5.2      Authority. The execution and delivery of this Agreement (and all other agreements and instruments contemplated hereunder) by Buyer, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary action by the Board of Directors of Buyer, and no other act or proceeding on the part of Buyer or its shareholders is necessary to approve the execution and delivery of this Agreement and such other agreements and instruments, the performance by Buyer of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. The signatory officers of Buyer have the power and authority to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, to consummate the transactions hereby and thereby contemplated and to take all other actions required to be taken by Buyer pursuant to the provisions hereof and thereof.

5.3      Execution and Binding Effect. This Agreement has been duly and validly executed and delivered by Buyer and constitutes, and the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, upon their execution and delivery by Buyer, will constitute (assuming, in each case, the due and valid authorization, execution and delivery thereof by Seller and Parent), legal, valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, or other laws affecting the enforcement of creditors’ rights generally or provisions limiting competition, and by equitable principles.

5.4      Consent and Approvals. There is no requirement applicable to Buyer to make any filing, declaration or registration with, or to obtain any permit, authorization, consent or approval of, any Governmental Entity as a condition to the lawful consummation by Buyer of the transactions contemplated by this Agreement and the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, except for filings (a) which are referred to in the Seller Disclosure Schedule or (b) the failure of making which would not have a Material Adverse Effect on the transactions contemplated hereby.

5.5     No Violation. Neither the execution, delivery and performance of this Agreement and of all the other agreements and instruments to be executed and delivered pursuant hereto, nor the consummation of the transactions contemplated hereby or thereby, will, with or without the passage of time or the delivery of notice or both, (a) conflict with, violate or result in any breach of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of Buyer, (b) conflict with or result in a violation or breach of, or constitute a default or require consent of any Person (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any notice, bond, mortgage, indenture, license, franchise, permit, agreement, lease or other instrument or obligation to which Buyer is a party or by which Buyer or any of its properties or assets may be bound, or (c) violate any statute, ordinance or law or any rule, regulation, order, writ, injunction or decree of any Governmental Entity applicable to Buyer or by which any of its properties or assets may be bound.

6.	Covenants.

6.1	Access to Information.

(a)     Prior and subsequent to the Closing, Seller and Parent will permit Buyer to make a full and complete investigation of the Purchased Assets and to receive from Seller and Parent all information of Seller relating to the Purchased Assets or reasonably related to Seller’s conduct of the Business. Without limiting this right, Seller and Parent will give to Buyer and its accountants, legal counsel, and other representatives full access, during normal business hours, at a mutually agreeable location arranged in advance, to all of the books, records, files, documents, properties, and contracts of Seller relating to the Purchased Assets or reasonably related to Seller’s conduct of the Business and allow Buyer and any such representatives to make copies thereof, excluding corporate minutes and consents or non-Transferred Employee files, all of which shall be made available in an organized fashion and so as to facilitate an orderly review. This Section 6.1 shall not affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement. Seller and Parent shall maintain and make available the information and records specified in this Section 6.1(a) in the ordinary course of Seller’s business and document retention policies, as if the transactions contemplated by this Agreement had not occurred.

(b)     At all times following the Closing, each party shall provide the other party (at such other party’s expense) with such reasonable assistance, including the provision of available relevant records or other information and reasonable access to and cooperation of any employees, as may be reasonably requested by either of them in connection with the preparation of any financial statement or tax return, any audit or examination by any taxing authority, or any judicial or administrative proceeding relating to liability for Taxes.

6.2    Third Party Consents. Seller, Parent and Buyer shall use commercially reasonable efforts to obtain, within the applicable time periods required, all Required Consents, waivers, permits, consents and approvals and to effect all registrations, filings and notices with or to third parties or Governmental Entities which are necessary to consummate the transactions contemplated by this Agreement so as to preserve all rights of, and benefits to, Buyer in the Purchased Assets.

6.3    Best Efforts. Seller and Parent shall each use its best efforts (i) to cause to be performed all of the matters required of it at the Closing and (ii) to cause the Contracts to be assigned to Buyer.

6.4    Tax Returns. Seller shall, to the extent that failure to do so could adversely affect the Business or the Purchased Assets following Closing, (a) continue to file in a timely manner all returns and reports relating to Taxes, and such returns and reports shall be true, correct and complete, and (b) be responsible for and pay when due any and all Taxes, each for the period prior to the Closing.

6.5       Post-Closing Access to Information. If, after the Closing Date, in order properly to operate the Business or prepare documents or reports required to be filed with governmental authorities or Buyer’s financial statements, it is reasonably necessary that Buyer obtain additional information within Seller’s or Parent’s possession relating to the Purchased Assets or the Business, Seller or Parent will furnish or cause its representatives to furnish such information to Buyer, at Buyer’s expense, as is reasonable and necessary. Such information shall include, without limitation, all agreements between Seller and any Person relating to the Business. Seller and Parent shall maintain and make available the information and records specified in this Section 6.5 for a period of five (5) years after the Closing Date.

6.6       Post-Closing Cooperation. Seller and Parent agree that, if reasonably requested by Buyer, each of them will cooperate with Buyer, at Buyer’s expense, in enforcing the terms of any agreements between Seller and any third party involving the Business, including without limitation terms relating to confidentiality and the protection of intellectual property rights. In the event that Buyer is unable to enforce its intellectual property rights against a third party as a result of a rule or law barring enforcement of such rights by a transferee of such rights, Seller and Parent agree to reasonably cooperate with Buyer by assigning to Buyer such rights as may be required by Buyer to enforce its intellectual property rights in its own name. If such assignment still does not permit Buyer to enforce its intellectual property rights against the third party, Seller and Parent agree to initiate proceedings against such third party in Seller or Parent’s name, provided that Buyer shall be entitled to participate in such proceedings and provided further that Buyer shall be responsible for the expenses of such proceedings.

6.7       No Post-Closing Retention of Copies. Immediately after the Closing, Seller and Parent shall deliver to Buyer or destroy copies of Purchased Assets in Seller’s and Parent’s possession that are in addition to copies delivered to Buyer as part of the Closing, except as necessary for audit, regulatory, or claims management, whether such copies are in paper form, on computer media or stored in another form; provided, however, that Buyer understands and agrees that Seller and Parent will retain and use financial books and records relating to the Business as well as the Excluded Assets, Retained Liabilities, and records and documents retaining thereto and all other corporate documents owned by Seller and Parent that relate to the Seller as well as other documents required by law to be kept by Seller and Parent.

6.8       Public Announcements. On and prior to the Closing Date, Buyer, Seller and Parent shall advise and confer with each other prior to the issuance of any reports, statements or releases concerning this Agreement (including the exhibits and schedules hereto) and the transactions contemplated herein. Neither Buyer, Seller, nor Parent will make any public disclosure prior to the Closing or with respect to the Closing unless all parties agree on the text and timing of such public disclosure; provided, however, that nothing contained herein shall prevent a party at any time from furnishing any information to any Governmental Entity.

6.9       Post-Closing Actions. Subsequent to the Closing Date, Seller and Parent shall, from time to time, execute and deliver, upon the request of Buyer, all such other and further materials and documents and instruments of conveyance, transfer or assignment as may reasonably be requested by Buyer to effect, record or verify the transfer to, and vesting in Buyer, of Seller and Parent’s right, title and interest in and to the Purchased Assets, free and clear of all Liens, in accordance with the terms of this Agreement.

6.10     Revenue Share.

   (a)     Subject to adjustment as described below, during the Revenue Share Period (as described below) Buyer agrees to pay Parent, or its assignee, twenty percent (20%) of the aggregate revenue (gross income) in excess of $2,200,000 which Buyer receives each twelve (12) month period after the Closing Date for distribution of its Ellie Mac Docs products (inclusive of Online documents) to customers of Online, customers in the integration pipeline, and customers generated from other existing loan origination system integrations who exist as of the Closing Date (the “Revenue Share”), which customers are listed on Exhibit D (the “Online Customers”).

   (b)     Buyer will pay such Revenue Share (if any) to Parent sixty (60) day after the end of each twelve (12) month period for a total of three (3) 12-month periods, or thirty-six (36) months (the “Revenue Share Period”). Buyer shall provide Parent a report showing how the Revenue Share was calculated with each Revenue Share payment.

   (c)     During the Revenue Share Period, Parent or its agents or representatives may conduct on an annual basis only onsite and/or offsite audits of Buyer’s or its applicable Affiliates, business, operations, books, and records to determine whether Buyer is in compliance with the terms and conditions of Section 6.10 of this Agreement. Each such audit shall be conducted during reasonable business hours, for a reasonable duration and upon reasonable advance written notice to Buyer, and at Parent’s expense.

   (d)     The Revenue Share shall be reduced to the extent of any Damages (as defined below) incurred by Buyer. In the event that Parent or Seller disputes the amount of any such Damages and the parties are unable to come to an agreement as to such amount, the parties shall appoint an independent accountant reasonably acceptable to both parties to review and determine the amount of such Damages.

6.11     Non-Competition Agreement.

   (a)     In consideration of Buyer entering into this Agreement, Seller and Parent undertake that for at least two years after the Closing Date, neither Seller nor Parent will directly or indirectly (including through merger, acquisition of assets or securities or any other form of investment):

   (i)      compete with the Core Business (as defined below);

   (ii)     solicit, canvass, induce or encourage directly or indirectly any employee of Buyer to leave the employment of Buyer;

   (iii)    solicit, canvass, approach or accept any offer from any person or entity who was at any time during the 24 months immediately preceding the Closing Date a customer of the Business with a view to establishing a relationship with or obtaining the patronage of that person or entity in the Business; or

   (iv)    interfere or seek to interfere, directly or indirectly, with any relationship between Buyer and any customer, employee or supplier of the Business.

   (b)     If any of the separate and independent covenants and restraints referred to in clause (a) of this Section 6.11 are or become invalid or unenforceable for any reason then that invalidity or unenforceability will not affect the validity or enforceability of any other separate and independent covenants and restraints.

   (c)     If any prohibition or restriction contained in clause (a) of this Section 6.11 is judged to go beyond what is reasonable in the circumstances, but would be judged reasonable if that activity was deleted or that period or area was reduced, then the prohibitions or restrictions apply with that activity deleted or period or area reduced by the minimum amount necessary.

   (d)     Seller and Parent acknowledge that:

   (i)      the prohibitions and restrictions contained in clause (a) of this Section 6.11 are reasonable and necessary; and

   (ii)     Seller and Parent have received valuable consideration for agreeing to the covenants in clause (a) of this Section 6.11.

   (e)     Parent, Seller and Buyer acknowledge and agree that it will be difficult to compute the amount of damage or loss to Buyer if Seller or Parent violated any of their agreements under this Section 6.11, that Buyer will be without an adequate legal remedy if Seller or Parent violated the provisions of this Section 6.11, and that any such violation may cause substantial irreparable injury and damage to Buyer not fully compensable by monetary damages. Therefore, Parent, Seller and Buyer agree that in the event of any violation by Seller or Parent of this Section 6.11, Buyer shall be entitled (i) to recover from Parent and/or Seller monetary damages, (ii) to obtain specific performance, injunctive or other equitable relief, of either a preliminary or permanent type, and (iii) to seek any other available rights or remedies at law or in equity which may be exercised concurrently with the rights granted hereunder.

   (f)     “Core Business” shall mean the technology and services of Seller for preparing and delivering electronic mortgage loan origination documents.

6.12     Permits. Seller and Parent will assist Buyer, at Buyer’s expense, in obtaining any licenses, permits or authorizations required for carrying on the Business but which are not transferable.

6.13     Taxes. Seller and Parent shall be responsible for paying, shall promptly discharge when due, and shall reimburse, indemnify and hold harmless Buyer from, any sales or use, transfer, real property gains, excise, stamp, or other similar Taxes arising from, imposed on or attributable to the transactions contemplated by this Agreement.

6.14.    Ellie Mae Strategic Relationship.  The parties will work in good faith to reach an agreement on a long term strategic partnership, which agreement will initially include a cooperative effort by the parties regarding e-closing, electronic title ordering and the reselling by Stewart of Ellie Mae Docs.

6.15     Darwin Software. Buyer understands and expressly acknowledges and agrees that the Darwin Software is not used in the Business as it is currently conducted and is not complete, accurate, correct, compliant, useable, or free from error. Seller and Parent expressly disclaim any implied warranties of merchantability, satisfactory quality, accuracy, or fitness for any particular purpose and expressly disclaims any liability to any person for loss or damage caused by errors or omissions in the Darwin Software.

7.	Employee Matters.

7.1       Transferred Employees.

   (a)     Offer of Employment. Subject to and in accordance with the provisions of this Section 7, Buyer may offer employment to any or all of the employees who are employed by Seller in the Business as of the date of this Agreement (the “Employees”). Seller agrees that it will cooperate with Buyer to identify those Employees of Seller who are necessary for the conduct the Business. Prior to the Closing, Buyer, after notice to Seller as to the timing and method of contact, shall have the right to contact any or all of the Employees for the purposes of making offers of employment with Buyer (or any Affiliate designated by Buyer) after the Closing Date and receiving written acceptances of such employment (in each case contingent on consummation of the transactions contemplated by this Agreement). Upon Closing, Buyer (or any Affiliates designated by Buyer) shall hire those Employees to whom it has made an offer in accordance with this Section 7.1 and who accept such offer in the manner and within the time frame reasonably established by Buyer. Each such Employee who is employed by Seller on the Closing Date and who actually transfers to employment with Buyer (or any Affiliate designated by Buyer) at or after the Closing Date as a result of an offer of employment made by Buyer is hereafter referred to as a “Transferred Employee.” Transferred Employees shall not include any person on a disability leave of more than twenty six (26) weeks. On a periodic basis following the date of this Agreement and prior to the Closing, Buyer shall advise Seller of its intentions with respect to the Employees it desires to extend or has extended offers to and the general status of discussions with such Employees. Notwithstanding such periodic disclosures made to Seller, Buyer shall not be obligated to hire any Employee unless an offer of employment is subsequently made to, and accepted by, such Employee; in addition, Buyer shall have no obligation to hire any Employees of Seller after the Closing Date.

   (b)     Transition. The employment by Seller of the Transferred Employees shall end at the close of business on the Closing Date and the employment of the Transferred Employees by Buyer shall commence at 12:01 a.m. on the day after the Closing Date. The terms of employment with Buyer (or Buyer’s Affiliates) shall be as mutually agreed to between each Transferred Employee and Buyer (or Buyer’s Affiliate, as the case may be), subject to the provisions of this Section 7.1. Except as set forth on Schedule 7.1(b), Buyer shall have no obligation with respect to payments of salary, compensation, wages, health or similar benefits, commissions, bonuses (deferred or otherwise), severance, stock or stock options or any other sums due to any Transferred Employee that accrued before the Closing Date. Except as set forth on Schedule 7.1(b), Seller will be fully responsible for all amounts payable to any employee, including (without limitation) all termination payments, redundancy compensation, severance pay, accrued vacation pay and other amounts payable in respect of the termination of employment of any employee in connection with the sale of the Purchased Assets to Buyer. Except as set forth on Schedule 7.1(b), Seller will be fully responsible for all amounts owing to Transferred Employees prior to Closing.

7.2       Compensation and Benefits of Transferred Employees. Coverage for Transferred Employees under Buyer’s compensation and benefit plans and other programs shall commence as of 12:01 a.m. on the day after the Closing Date. Buyer shall be free to establish its own employee benefit plans. Buyer shall have no obligation to offer benefit plans of the same type or with terms similar to or better than the terms of Seller’s current employee benefit plans.

7.3       Other Employees of the Business. With respect to each Employee of the Business as of the Closing Date who is not a Transferred Employee (each a “Non-Transferred Employee”), Seller agrees to either terminate such Non-Transferred Employee’s employment with Seller, effective prior to the Closing or offer such Non-Transferred Employee continued employment with Seller or Parent other than in the Business. Seller and Parent further acknowledge that the Non-Transferred Employees shall not be employees of Buyer after the Closing.

7.4       No Right to Continued Employment or Benefits. No provision in this Agreement shall create any third party beneficiary or other right in any Person (including any beneficiary or dependent thereof) for any reason, including, without limitation, in respect of continued, resumed or new employment with Seller, Parent, or Buyer (or any Affiliate of Seller, Parent, or Buyer) or in respect of any benefits that may be provided, directly or indirectly, under any plan or arrangement maintained by Seller, Parent, Buyer or any Affiliate of Seller, Parent or Buyer. Except as otherwise expressly provided in this Agreement, Buyer is under no obligation to hire any employee of Seller, provide any employee with any particular benefits, or make any payments or provide any benefits to those employees of Seller whom Buyer chooses not to employ.

7.5       No Solicitation or Hire by Seller or Parent. For a period of one year after the Closing, neither Seller nor Parent will solicit any Transferred Employee for employment. For purposes of this Section 7.5, the term “solicit” shall not include the following activities by Seller: (i) advertising for employment in any bulletin board

(including electronic bulletin boards), newspaper, trade journal or other publication available for general distribution to the public without specific reference to any particular employees; (ii) participation in any hiring fair or similar event open to the public not targeted at Buyer’s employees; and (iii) use of recruiting or employee search firms that have been instructed by Seller or Parent not to target any Transferred Employee.

8.	Indemnification.

8.1       Survival of Representations and Warranties. All covenants to be performed prior to the Closing Date, and all representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the transactions contemplated hereby and continue until the first anniversary of the Closing Date (the “Survival Date”); provided that if any claims for indemnification have been asserted with respect to any such representations, warranties and covenants prior to the Survival Date, the representations, warranties and covenants on which any such claims are based shall continue in effect until final resolution of any claims, and provided, further, that representations, warranties and covenants relating to Taxes shall survive until 30 days after expiration of all applicable statutes of limitations relating to such Taxes. All covenants to be performed after the Closing Date shall continue indefinitely.

8.2       Indemnification.

   (a)     Seller Indemnity Obligations. Subject to the limitations set forth in this Section 8, from and after the Closing Date, Seller and Parent shall jointly and severally protect, defend, indemnify, and hold harmless Buyer and Buyer’s Affiliates, officers, directors, employees, representatives and agents (each of the foregoing Persons is hereinafter referred to individually as a “Seller Indemnified Person” and collectively as “Seller Indemnified Persons”) from and against any and all losses, costs, damages, liabilities, fees (including without limitation attorneys’ fees) and expenses (collectively, the “Damages”), that any of the Seller Indemnified Persons incurs by reason of or in connection with the Retained Liabilities, Excluded Assets, or any claim, demand, action or cause of action alleging misrepresentation, breach of, or default in connection with, any of the representations, warranties, covenants or agreements of Seller or Parent contained in this Agreement. Damages in each case shall be net of the amount of any insurance proceeds and indemnity and contribution actually recovered by Buyer.

   (b)     Buyer Indemnity Obligations. Subject to the limitations set forth in this Section 8, from and after the Closing Date, Buyer shall protect, defend, indemnify, and hold harmless Parent, Seller, and Parent’s Affiliates, officers, directors, employees, representatives and agents (each of the foregoing Persons is hereinafter referred to individually as a “Buyer Indemnified Person” and collectively as “Buyer Indemnified Persons”) from and against any and all losses, costs, damages, liabilities, fees (including without limitation attorneys’ fees) and expenses (collectively, the “Damages”), that any of the Buyer Indemnified Persons incurs by reason of or in connection with any claim, demand, action or cause of action alleging misrepresentation, breach of, or default in connection with, any of the representations, warranties, covenants or agreements of

Buyer contained in this Agreement, or the breach of any responsibilities assumed by Buyer in connection with the Purchased Asset and Assumed Liabilities following the Closing. Damages in each case shall be net of the amount of any insurance proceeds and indemnity and contribution actually recovered by Parent or Seller.

8.3       Claims Processing. Upon receipt by Indemnifying Person of a certificate signed by any executive officer of a Buyer Indemnified Person or a Seller Indemnified Person (an “Indemnified Person”): (i) stating that an Indemnified Person has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Damages, and (ii) specifying in reasonable detail the individual items of Damages included in the amount so stated, the date each such item was paid or properly accrued, the basis for such anticipated liability, the Buyer Indemnifying Person or Seller Indemnifying Person (the “Indemnifying Person”) shall have thirty (30) days from the receipt of such notice to notify the Indemnified Person, as applicable, whether or not they dispute their liability hereunder with respect to such claim or demand.

8.4       Third Party Claims.

   (a)     If any third party shall notify a Indemnified Person with respect to any matter (hereinafter referred to as a “Third Party Claim”) that may result in Damages, then such Indemnified Person shall give prompt notice to the Indemnifying Person (and in any event within 30 days) of such Indemnified Person becoming aware of any such Third Party Claim or of facts upon which any such Third Party Claim will be based setting forth such material information with respect to the Third Party Claim as is reasonably available to such Indemnified Person; provided, however, that no delay or failure on the part of an Indemnified Person in notifying the Indemnifying Person shall relieve the Indemnifying Person from any obligation hereunder unless the Indemnifying Person is thereby materially prejudiced (and then solely to the extent of such prejudice).

   (b)     In case any Third Party Claim is asserted against an Indemnified Person, and such Indemnified Person notifies Indemnifying Person thereof pursuant to Section 8.4(a) above, the Indemnifying Person will be entitled, if it so elects by written notice delivered to Indemnified Person within 30 days after receiving notice of the claim, to assume the defense thereof, at the expense of Indemnifying Person; provided, however, that with respect to a particular Third Party Claim Indemnified Person has reasonably determined based upon advice of its legal counsel at Indemnified Person’s expense, that (A) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (B) settlement of, or an adverse judgment with respect to, the Third Party Claim would not be adverse to the continuing business interests of the Indemnifying Person or the Indemnified Person which could have a material adverse effect on the business or operations of the Indemnifying Person or the Indemnified Person, or could affect the amount of Taxes of Indemnifying Person or Indemnified Person for a period after the Closing Date; and (C) counsel selected by Indemnifying Person is reasonably acceptable to Indemnified Person; provided, further, however, that the Indemnifying Person shall not be permitted to assume the defense of any Tax matter in which the liability is determined on a consolidated, combined or unitary basis with the Indemnifying Person or any of its subsidiaries. If the Indemnifying

Person so assumes any such defense, Indemnifying Person shall conduct the defense of the Third Party Claim actively and diligently. The Indemnifying Person shall not compromise or settle such Third Party Claim or consent to entry of any judgment in respect thereof without the prior written consent of Indemnified Person, which consent shall not be unreasonably withheld.

   (c)     In the event that the Indemnifying Person assumes the defense of the Third Party Claim in accordance with Section 8.3(b) above, the Indemnified Persons may retain separate outside legal counsel and participate in the defense of the Third Party Claim, but the fees and expenses of such outside legal counsel shall be at the expense of Indemnified Persons. The Indemnified Persons will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of Indemnifying Persons. The Indemnified Persons will cooperate in the defense of the Third Party Claim and will provide full access to documents, assets, properties, books and records reasonably requested by the Indemnifying Person and material to the claim and will make available all officers, directors and employees reasonably requested by Indemnifying Person for investigation, depositions and trial.

   (d)     In the event that the Indemnified Person assumes the defense of a Third Party Claim, the Indemnifying Person may retain separate outside legal counsel and participate in the defense of the Third Party Claim, but the fees and expenses of such outside legal counsel shall be at the expense of Indemnifying Person. The Indemnifying Person will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of Indemnified Person, which shall not be unreasonably withheld. The Indemnifying Person will cooperate in the defense of the Third Party Claim and will provide access to documents, assets, properties, books and records reasonably requested by the Indemnified Person and material to the claim and will make available all officers, directors and employees reasonably requested by the Indemnified Person for investigation, depositions and trial. If the Indemnified Person so assumes any such defense, Indemnified Person shall conduct the defense of the Third Party Claim actively and diligently.

8.5       Indemnity Limitations. Notwithstanding any other provision of this Agreement, the indemnity obligations and liability of the parties under this Agreement are expressly limited as follows:

(a)        Parent and Seller’s Indemnity obligations under Section 8.2 (a) are intended solely for the benefit of Buyer Indemnified Person, as defined herein, and may not be relied upon by any other entity or Person for any purpose. Buyer’s Indemnity obligations under Section 8.2 (b) are intended solely for the benefit of Parent and Seller Indemnified Persons, as defined herein, and may not be relied upon by any other entity or Person for any purpose.

(b)        Notwithstanding anything herein to the contrary, an Indemnifying Person shall not be obligated to provide any indemnification hereunder until the aggregate amount that Indemnified Person is entitled to recover in respect of all such claims, together with any claims under any other agreements contemplated hereby exceeds Ten Thousand Dollars ($10,000).

9.	Miscellaneous.

9.1       Amendments and Waivers. Any term of this Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 9.1 shall be binding upon the parties and their respective successors and assigns.

9.2       Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3       Governing Law; California. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law. Each of the parties to this Agreement consents to the exclusive jurisdiction and venue of the courts of the state and federal courts of Alameda County, California.

9.4       Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

9.5       Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.6       Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth below, or as subsequently modified by written notice.

9.7       Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

9.8       Entire Agreement. This Agreement and the documents referred to herein are the product of the parties hereto, and constitute the entire agreement between such parties pertaining to the subject matter hereof and thereof, and merge all prior negotiations and drafts of the parties with regard to the transactions contemplated herein and therein. Any and all other written or oral agreements existing among the parties hereto regarding such transactions are expressly canceled.

9.9       Advice of Legal Counsel. Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement. This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

9.10.    Confidentiality.

   (a)     All parties hereto shall cause all information regarding the other parties that is learned by them in connection with this Agreement and the transaction contemplated hereby or in connection with the negotiation hereof to be treated as proprietary and confidential (other than information that is a matter of public knowledge or has already been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) and shall not use or disclose or knowingly permit others to use or disclose, any such information, except as may be required by applicable laws; provided however, either party hereto, for the purposes of negotiating and consummating the transactions, shall have the right to disclose such information to its employees, consultants, lenders, attorneys, and financial advisors. If for any reason the contemplated transactions are not consummated, each party will, upon the request of the other party(ies), return or destroy all written information such party has received or prepared concerning the other party(ies) with regard to this transaction. Additionally, the parties hereto shall keep this Agreement and its terms confidential and shall not disclose any information with respect thereto without the prior written consent of the other parties, except to such party’s respective professional advisors.

   (b)     If a party becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigation, demand, order or other legal process) or is requested by a governmental authority having regulatory jurisdiction over the Contemplated Transactions to make any disclosure that is prohibited or otherwise constrained by this Section 9.10, such party shall provide the other party with prompt notice of such compulsion or request so that it may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 9.10. In the absence of a protective order or other remedy, the party may disclose that portion (and only that portion) of the confidential information that, based upon advice of the party’s counsel, the party is legally compelled to disclose or that has been requested by such governmental authority; provided, however, such party shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded by any Person to whom any confidential information is so disclosed. The provisions of this Section 9.10 shall not apply to any legal action or other proceeding between the parties to this Agreement.

   (c)     If this Agreement is terminated, each party shall (a) destroy all confidential information of the other party prepared or generated by the party without retaining a copy of any such material; (b) promptly deliver to the other party all other confidential information of such party, together with all copies thereof, in the possession, custody or control of the party or, alternatively, with the written consent of Seller or Buyer, as applicable, destroy all such confidential information; and (c) certify all such destruction in writing to the other party, provided, however, that the party may retain a list that contains general descriptions of the information it has returned or destroyed to facilitate the resolution of any controversies after the other party’s confidential information is returned.

[Signature pages follow]

This Agreement has been duly executed and delivered by the duly authorized officers of Seller, Parent and Buyer as of the date first above written.

BUYER:

ELLIE MAE, INC.

By:	/s/ Edgar Luce

Name:	EDGAR LUCE

Title:	CHIEF FINANCIAL OFFICER
9-30-08

Address:
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588
Fax:

PARENT:

STEWART LENDER SERVICES, INC.

By:

Name:

Title:

Address:
1980 Post Oak Boulevard, Ste. 300
Houston, TX 77056

Attn: President
Fax:

SELLER:

ONLINE DOCUMENTS, INC.

By:

Name:

Title:

Address:
1980 Post Oak Boulevard, Ste. 300
Houston, TX 77056
Fax:

This Agreement has been duly executed and delivered by the duly authorized officers of Seller, Parent and Buyer as of the date first above written.

BUYER:

ELLIE MAE, INC.

By:

Name:

Title:

Address:
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588
Fax:

PARENT:

STEWART LENDER SERVICES, INC.

By:	/s/ JASON NADEAU

Name:	JASON NADEAU

Title:	PRESIDENT

Address:
1980 Post Oak Boulevard, Ste. 300
Houston, TX 77056

Attn: President
Fax:

SELLER:

ONLINE DOCUMENTS, INC.

By:	/s/ Cynthia L. Plisowski

Name:	Cynthia L. Plisowski

Title:	Chief Financial Officer

Address:
1980 Post Oak Boulevard, Ste. 300
Houston, TX 77056
Fax: